FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                  March, 2003



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         An announcement of 2002 results, an announcement for resolutions passed at the second meetings of the fourth session of the supervisory committee and an announcement for resolutions passed at the second meeting of the fourth session of the board of directors on March 12, 2003, in English.

                              [LOGO GRAPHIC OMITTED]
                      HUANENG POWER INTERNATIONAL, INC.
           (a Sino-foreign joint stock limited company incorporated
                      in the People's Republic of China)

                       Announcement of Results for 2002

SUMMARY OF OPERATING RESULTS

The Board of Directors of Huaneng Power International, Inc. (the "Company") is pleased to announce the audited operating results of the Company and its subsidiaries for the year ended 31st December 2002 (the "Accounting Year" or the "Year").

For the twelve months ended 31st December 2002, the Company and its subsidiaries recorded a net profit of Rmb3.921 billion and net operating revenues of Rmb18.474 billion, representing increases of 13.63% and 16.99%, respectively, over 2001. Basic earnings per share was Rmb0.65, representing an increase of Rmb0.04 over the preceding year. The Board of Directors was satisfied with the operating results of the Year.

Details of the operating results are set out in the financial information below.


BUSINESS REVIEW OF YEAR 2002

Year 2002 is a landmark year in the development history of the Company. During the Year, the Company continued to strengthen management, enlarge market shares, control costs and enhance efficiency by focusing on economic benefits and on the basis of safe operation, with a view to optimising shareholders' interests. The management and all staff of the Company and its subsidiaries have seized the favourable opportunity of the market upturn and accomplished various tasks exceeding the annual target.


1. STEADY GROWTH OF OPERATING RESULTS

For the twelve months ended 31st December 2002, the Company recorded net operating revenues of Rmb18.474 billion and net profit of Rmb3.921 billion, representing increases of 16.99% and 13.63%, respectively, as compared to the same period of 2001. Earnings per share was Rmb0.65, representing an increase of Rmb0.04 over the same period of 2001.

The steady growth in the operating results of the Company was, on the one hand, attributable to the contribution from increased power generation of the power plants originally owned by the Company. On the other hand, the successful acquisition of equity interests in Shanghai Shidongkou Power Limited Company ("Shidongkou First Power Plant"), Suzhou Industrial Park Huaneng Power Limited Liability Company ("Taicang Power Plant") and Jiangsu Huaneng Huaiyin Power Limited Company ("Huaiyin Power Plant") and the net assets of China Huaneng Group Company Zhejiang Changxing Power Plant ("Changxing Power Plant") formerly owned by China Huaneng Group ("Huaneng Group") has enlarged the Company's operating scale as well as enhanced its strength and competitiveness, thereby also making significant contribution to the remarkable growth of the Company's operating results for the year 2002. At the same time, facing an increasingly competitive power market, and in view of the twofold pressure of escalating fuel price and decreasing power tariffs, the Company and its subsidiaries enlarged market shares, reinforced the sales strength of the power market, enhanced internal management and strengthened cost control. As a result, the unit fuel cost has been controlled efficiently. Despite the increase of coal price, the average unit fuel cost for output, excluding the power plants acquired in 2002, increased only 6.41% over the last year despite the increase of coal price.

As at the end of 2002, net asset per share of the Company was Rmb5.07, representing an increase of 7.42% when compared to 2001.


2. SAFE AND STABLE POWER GENERATION

In 2002, the operating power plants of the Company and its subsidiaries achieved power generation totalling 71.43 billion kWh on a consolidated basis (including the power generation of Shidongkou First Power Plant, Taicang Power Plant and Changxing Power Plant from July to December), representing an increase of 25.34% over the same period of the preceding year. If the power generation of the three power plants referred to above is not included, the Company has achieved power generation of 64.27 billion kWh, exceeding the annual plan by 12.75% and representing an increase of 12.77% over the same period of the preceding year on the same basis.

On the one hand, the increase in power generation was attributable to the contribution of power generation from the acquired Shidongkou First Power Plant, Taicang Power Plant and Changxing Power Plant and commencement of operation of generating Unit 5 and Unit 6 of Dezhou Power Plant ahead of planned schedule, thus significantly increasing the power generation capacity of the Company. On the other hand, economic growth of the regions where the power plants of the Company are located boosted local power demand, thus leading to a general increase in power generation of the Company's power plants. At the same time, the rationalized scheduling of the planned maintenance of the generating units also created favourable conditions for the increased power generation of the Company.

In 2002, the average availability factor of the power plants of the Company and its subsidiaries was 92.51% and the average capacity factor was 61.95%; the average coal consumption rates for power sold and power generated were
335.36 gram/kWh and 318.41 gram/kWh, respectively; and the average house consumption rate was 4.90%. The Company's technical and economic indices remained to be in the forefront among all other power companies in the PRC.


3. NEW BREAKTHROUGH IN ASSET OPERATION

In 2002:

(1) The Company acquired 70% of the equity interest in the registered capital of Shidongkou First Power Plant, 70% of the equity interest in the registered capital of Taicang Power Plant, 44.16% of the interest in the registered capital of Huaiyin Power Plant and all net assets of Changxing Power Plant formerly owned by Huaneng Group. The acquisition was effective on 1st July 2002, thereby increasing the generation capacity of the Company by 1,687 MW and contributing to the growth of the annual results of the Company.

(2) After the formal announcement of the power sector reform scheme, the Company has acquired the remaining 30% equity interest in the registered capital of Shidongkou First Power Plant and the remaining 5% equity interest in the registered capital of Taicang Power Plant formerly owned by Huaneng Group. The acquisition has made Shidongkou First Power Plant a wholly-owned power plant of the Company and has enhanced the competitiveness of the Company in East China.

(3) The transfer of 19.48% equity interest in Huaiyin Power Plant from Huaiyin Municipal Government to the Company has enabled the Company to obtain the controlling right of Huaiyin Power Plant and the development right of Huaiyin Power Plant Phase Two. This acquisition was effective on 31st December 2002.

(4) The Company has acquired 3% of the shareholding in China Chang Jiang Power Co. Ltd., taking the first step in the development of hydro-power.

(5) The Company has entered into an Entrusted Management Agreement with Huaneng Group and Huaneng International Power Development Corporation ("HIPDC") in relation to the management of their thermal power plants. By entering into the Entrusted Management Agreement, the Company will further accumulate management experience as a result of the expansion of the Company's operation scale and set a precedent for large-scale and multi-entities entrusted management in the PRC.

In 2003:--

(6) The Company has entered into an agreement with Shenzhen Municipal Investment Management Corporation and Shenzhen Energy Group Co., Ltd. to acquire 25% interest of the enlarged share capital of Shenzhen Energy Group Co., Ltd. by way of international tendering. After the transaction has obtained the relevant government approvals, the Company will be able to enlarge its market shares in Guangdong area, a fast growing market for power demand.


4. ADDING NEW ACHIEVEMENTS TO PROJECT CONSTRUCTION

(1) Owing to the Company's careful organisation and various parties' efforts, generating Units 5 and 6 of Dezhou Power Plant completed trial operation of 168 hours on 29th June and 13th October respectively, which was one year ahead of the project's original planned schedule thereby making contribution to the power generation growth of the Company.

(2) Construction works of the expansion of project of Jining Power Plant Phase Two (using Cycled Fluidized Bed Combustion Boilers) have been progressing smoothly. The quality of the works and investment were under effective control and the works are being conducted according to schedule.


5. OPENING A NEW CHAPTER IN SUSTAINABLE DEVELOPMENT

Project Proposals in relation to the planned expansion of Huaneng Shanghai Gas-fired Power Plant (3x300 MW-class Combined-Cycle-Gas-Turbine generating units), Huaneng Jinling Gas-fired Power Plant (3x300 MW-class Combined-Cycle-Gas-Turbine generating units), Huaneng Shantou Coal-fired Power Plant Phase Two (1x600 MW Coal-fired generating unit), and Huaneng Yuhuan Power Plant (2x900 MW Coal-fired generating units) have been approved by the relevant government authorities. The work commencement report of Huaneng Huaiyin Power Plant Phase Two (2x300 MW Coal-fired generating units) has also been approved by the relevant government authorities. The aggregate planned capacity of these planned projects is estimated to be 4,800 MW. The Company will actively push forward the progress of the proposed projects according to commercially viable principles.


PROSPECTS FOR 2003

Year 2003 is the first year that the power industry enters into a new era of stable development and is also the first year after the implementation of the State's power sector reform scheme. A stable growth trend prevails in the national economy of the PRC and it is expected that growth in power demand will be greater than that of last year. With the deepening of the power sector reform, a new power market and a new set of regulatory mechanisms will be established. A sound operating environment will be conducive to the Company, allowing it to bring its advantages into full play amidst competition and to seize opportunities to expand its operation scale. However, at the same time, the Company is also aware of challenges in various aspects. For instance, the market competition will become more severe; the pressure of the rising coal price will increase difficulties for the Company to control power generation costs. Moreover, the pressure of downward power tariffs will affect the profitability of the Company. The Company is fully aware of the co-existence of opportunities and challenges in 2003. The Company has full confidence and strength to seize opportunities and deal with challenges, and will endeavour to fulfill the following objectives in 2003:

(1) To ensure the safety and operating stability of the power plants and the achievement of their annual plans of power generation;

(2) To reinforce sales and marketing efforts, and to enhance the research on the power market competition mode for the regions in which power plants of the Company are located in order to analyse and formulate effective market strategies, thus bringing economies of scale and integrative advantages of the Company into full play and continuing to enlarge its market shares;

(3) To undertake stringent control of operating costs, in particular to enhance fuel management in order to realise management efficiency;

(4)  To actively push forward the preparatory work for the planned projects;

(5) To prepare itself well for asset operation with a view to seizing opportunities to expand the Company's operating scale and enhance its business strength; and

(6) To establish an information management system and implement all-inclusive budget management under comprehensive planning guidance.

The Company is fully confident of its future development. Following the principles of "emphasizing both development and acquisition, emphasizing both greenfield and expansion, emphasizing both coal-fuel and other types of fuel and emphasizing both domestic and overseas funds," the Company will continue to endeavour to enhance operating efficiency, and maintain a continuous, stable and healthy development of the Company, so as to provide a long-term and stable growth of return to the shareholders.

OPERATING RESULTS

Comparison of Operating Results between the years ended 31st December 2002 and 2001.

Summary

During the year ended 31st December 2002, the Company successfully carried out a number of acquisitions. As at 31st December 2002, the Company had acquired all the assets and liabilities of Changxing Power Plant, 100% equity interest in Shidongkou First Power Plant, 75% equity interest in Taicang Power Plant and 63.64% equity interest in Huaiyin Power Plant. In addition, the Company acquired the remaining 25% minority interest of Jining Power Plant from Shandong Electric Power Group Corporation on 18th June 2002. Hence, the Company now owns 100% of Jining Power Plant after the acquisition since it originally already owned 75% of Jining Power Plant. Furthermore, Dezhou Power Plant Phase III, the generating units expansion project with a capacity of 2x660MW, was put into commercial operation in 2002. These acquisitions and the expansion project enabled the Company to expand its scale of operation, increase its market share and enhance its geographical coverage and competitiveness.

Compared to 31st December 2001, Changxing Power Plant, Shidongkou First Power Plant, Taicang Power Plant and Huaiyin Power Plant were consolidated in the financial statements of the Company and its subsidiaries as at 31st December 2002. In other words, the total assets and liabilities of the above mentioned four power plants were included in the consolidated financial statements of the Company and its subsidiaries as at 31st December 2002. As the Company only obtained the control of Huaiyin Power Plant on 31st December 2002, the operating revenue and operating expenses of Huaiyin Power Plant were not included in the consolidated income statement of the Company and its subsidiaries, but equity accounting was applied. All of the revenue and expenses of Changxing Power Plant, Shidongkou First Power Plant and Taicang Power Plant have been consolidated in the consolidated income statement of the Company and its subsidiaries since 1st July 2002.

In 2002, the power output of the Company and its subsidiaries increased by 24.45% to 67.3316 billion kWh from 54.1053 billion kWh in 2001. Accordingly, net operating revenues and net profit were increased significantly when compared to 2001. In addition, because of the Company's consistent effort on cost control measure, the Company achieved its cost control target on fuel costs and other costs.

Net Operating Revenues

Net operating revenues represent operating revenues net of value-added tax and deferred revenue. For the year ended 31st December 2002, the consolidated net operating revenues of the Company and its subsidiaries were Rmb18.4745 billion, representing an increase of 16.99% over the net operating revenues of Rmb15.7914 billion of last year. When compared to the net operating revenues before deferred revenue, it had increased 18.34% over last year. Deferred revenue represents the excess of the major repair and maintenance expenses determined on the basis of 1% of the fixed asset cost recoverable through the tariff setting process over the major repair and maintenance expenses actually incurred. Because the excess of repair and maintenance expenses had been recovered through the tariff but not yet incurred, the Company had recorded such excess as deferred revenue since 2002 and deducted the same amount from the major repair and maintenance expenses (i.e. the major repair and maintenance expenses were recorded as operating expenses based on the amount actually incurred).

The significant increase of net operating revenues was primarily caused by increase of power output over last year. Before considering the four power plants acquired in 2002, the power output of the original twelve power plants of the Company and its subsidiaries increased by 11.94% over last year.

The lower growth rate of operating revenue, when compared with that of power output, was due to the decrease of the average tariff rate. The average tariff rate decreased from Rmb342.03 per MWh to Rmb325.38 per MWh in 2002. The decrease of the average tariff rate was due to the adjustment of approved tariff rates and the increase of percentage of excess generation portion as the total power output increased. In addition, the tariff rates of the newly acquired power plants were lower than that of the original power plants of the Company, which also affected the average tariff rate.

Dalian Power Plant

Dalian Power Plant's net operating revenues increased by 5.35% to Rmb1.5870 billion in 2002 from Rmb1.5065 billion of last year. The average tariff rate was Rmb280.53 per MWh in 2002, which was decreased by 3.72% from Rmb291.38 per MWh in 2001. The output of Dalian Power Plant increased by 11.81% to 6.7632 billion kWh in 2002 when compared to 2001.

Fuzhou Power Plant

Fuzhou Power Plant's net operating revenues increased by 15.61% to Rmb1.8890 billion in 2002 from Rmb1.6340 billion of last year. The average tariff rate was Rmb327.80 per MWh in 2002, which was decreased by 7.34% from Rmb353.77 per MWh in 2001. The output of Fuzhou Power Plant was increased by 27.21% to
6.8742 billion kWh in 2002 when compared to 2001.

Shangan Power Plant

Shangan Power Plant's net operating revenues decreased by 1.64% to Rmb1.9241 billion in 2002 from Rmb1.9561 billion of last year. The average tariff rate was Rmb315.65 per MWh in 2002, which was decreased by 4.04% from Rmb328.95 per MWh in 2001. The decrease of average tariff rate was mainly caused by the adjustment of the approved tariff rate. However, the power output of Shangan Power Plant increased by 3.53% to 7.2030 billion MWh in 2002, which partially offset the impact of tariff adjustment.

Nantong Power Plant

Nantong Power Plant's net operating revenues increased by 5.10% to Rmb1.9546 billion in 2002 from Rmb1.8598 billion of last year. The average tariff rate was Rmb309.54 per MWh in 2002, which was decreased by 2.78% from Rmb318.38 per MWh in 2001. The output of Nantong Power Plant was increased by 9.70% to
7.5042 billion kWh in 2002 when compared to 2001.

Shantou Oil-fired Power Plant

Shantou Oil-fired Power Plant's net operating revenues increased by 14.45% to Rmb113.9 million in 2002 from Rmb 99.5 million of last year. The average tariff rate was Rmb621.02 per MWh in 2002, which was increased by 0.45% from Rmb618.24 per MWh in 2001. The output of Shantou Oil-fired Power Plant was increased by 8.13% to 0.2037 billion kWh when compared to 2001.

Shantou Coal-fired Power Plant

Shantou Coal-fired Power Plant's net operating revenues increased by 3.28% to Rmb1.4870 billion in 2002 from Rmb1.4397 billion of last year. The average tariff rate was Rmb455.95 per MWh in 2002, which was decreased by 3.78% from Rmb473.85 per MWh in 2001. The output of Shantou Coal-fired Power Plant was increased by 9.02% to 3.8714 billion kWh when compared to 2001.

Shidongkou Second Power Plant

Shidongkou Second Power Plant's net operating revenues decreased by 2.57% to Rmb2.1056 billion in 2002 from Rmb2.1612 billion of last year. The average tariff rate was Rmb345.90 per MWh in 2002, which was decreased by 1.95% from Rmb352.78 MWh in 2001. The decrease of average tariff rate was mainly caused by the adjustment of the approved tariff. However, the power output of Shidongkou Second Power Plant increased by 2.54% to 7.2681 billion kWh in 2002, which partially offset the impact of tariff adjustment.

Dandong Power Plant

Dandong Power Plant's net operating revenues increased by 11.20% to Rmb754.3 million in 2002 from Rmb678.3 million of last year. The average tariff rate was Rmb273.70 per MWh in 2002, which was decreased by 8.45% from Rmb298.96 per MWh in 2001. The output of Dandong Power Plant increased by 26.77% to 3.365 billion kWh when compared to 2001.

Nanjing Power Plant

Nanjing Power Plant's net operating revenues increased by 13.32% to Rmb934.3 million in 2002 from Rmb823.7 million of last year. The average tariff rate was Rmb304.07 per MWh in 2002, which was decreased by 4.56% from Rmb318.60 per MWh in 2001. The output of Nanjing Power Plant increased by 19.20% to 3.6083 billion kWh when compared to 2001.

Dezhou Power Plant

Dezhou Power Plant achieved net operating revenues of Rmb2.2855 billion in 2002, which was increased by 21.30% from Rmb1.8842 billion of last year. The average tariff rate was Rmb339.64 per MWh, which decreased by 0.20% from Rmb340.33 per MWh in 2001. The output of Dezhou Power Plant increased by 21.45% to 7.8733 billion kWh when compared to 2001. Dezhou Power Plant Phase III, the expansion project, was put into commercial operation in 2002, with power output of 1.7650 billion kWh.

Jining Power Plant

Jining Power Plant had become a wholly owned plant of the Company effective from 18th June 2002. The net operating revenues of Jining Power Plant increased by 5.58% to Rmb422 million in 2002. The average tariff rate was Rmb275.15 per MWh, which was increased by 2.93% from Rmb267.31 per MWh of last year. The output of Jining Power Plant increased by 2.08% to 1.8052 billion kWh when compared to 2001.

Changxing Power Plant

Changxing Power Plant had become a wholly owned plant of the Company effective from 1st July 2002. The net operating revenues of Changxing Power Plant from July to December were Rmb233.5 million. The power output and average tariff rate of Changxing Power Plant were 0.8635 billion kWh and Rmb316.93 per MWh, respectively.

Shidongkou First Power Plant

The Company acquired 70% equity interest in Shidongkou First Power Plant on 1st July 2002 and the remaining equity interest of 30% on 31st December 2002. Hence, it became a wholly owned power plant of the Company as at the same date. The net operating revenues of Shidongkou I Power Plant from July to December were Rmb813.0 million. The power output and average tariff rate of Shidongkou First Power Plant were 3.7930 billion kWh and Rmb252.97per MWh, respectively.

Taicang Power Plant

The Company acquired 70% equity interest in Taicang Power Plant on 1st July 2002 and additional 5% of equity interest on 31st December 2002. The net operating revenues of Taicang Power Plant from July to December were Rmb566.4 million. The power output and average tariff rate of Taicang Power Plant were
2.1095 billion kWh and Rmb317.52 per MWh, respectively.

Weihai Power Plant

The Company owns 60% equity interest in Weihai Power Plant. The net operating revenues of Weihai Power Plant was Rmb1.4051 billion, which was increased by 4.18% from Rmb1.3486 billion of last year. The average tariff rate was Rmb393.74 per MWh, which was increased by 0.77% from Rmb390.72 per MWh in 2001. The output of Weihai Power Plant was increased by 3.38% to 4.2255 billion kWh when compared to 2001.

Operating Expenses

The total operating expenses of the Company and its subsidiaries increased by 19.66% to Rmb12.8965 billion in 2002, over the Rmb10.7773 billion of last year (when comparing the operating costs with the repair and maintenance expenses determined on the basis of 1% the fixed assets cost, the operating expenses would have been increased by 21.64%). As a result of the effective cost control measure implemented by the Company, the rate of increase of operating expenses was lower than that of power output.

The primary operating expenses of the Company and its subsidiaries was fuel cost. The fuel cost increased by 34.36% to Rmb6.9160 billion in 2002, when compared to Rmb5.1474 billion in last year. Before considering the four power plants acquired in 2002, the weighted average unit price of natural coal of the original twelve power plants increased by 5.29% to Rmb232.34 per ton in 2002 from Rmb220.66 per ton of last year. The unit fuel cost per MWh increased by 6.41% to Rmb101.20 per MWh. The higher unit fuel cost per MWh of the four power plants acquired than that of the original twelve power plants resulted in the increase of unit fuel cost of the Company and its subsidiaries to Rmb102.71 per MWh in 2002.

Maintenance expense

The maintenance expenses actually incurred by the Company and its subsidiaries was Rmb608.0 million in 2002 (if the repair and maintenance expenses were determined on the basis of 1% the fixed assets cost, the maintenance expenses would have been increased by 7.2% from Rmb765.7 million of last year). The maintenance expenses of the original twelve power plants and the four power plants acquired in current year amounted to Rmb535.3 million and Rmb72.7 million, respectively.

Depreciation and amortization

The depreciation and amortization of the Company and its subsidiaries was Rmb3.5336 billion in 2002. The depreciation and amortization of the original twelve power plants and the headquarter of the Company was Rmb3.3133 billion, which was increased by 1.60% from Rmb3.2610 billion of last year. The depreciation and amortization of the four power plants acquired in current year was Rmb220.3 million.

Labor cost

The labor cost of the Company and its subsidiaries was Rmb1.0357 billion in 2002. The labor cost of the original twelve power plants and the headquarter of the Company was Rmb932.5 million. The labor cost of the four power plants acquired were Rmb103.2 million.

Transmission fees

The transmission fee of the Company and its subsidiaries was Rmb35.8 million, which decreased by 3.17% from Rmb36.9 million of last year.

The service fee to HIPDC

The service fee paid to HIPDC refers to a fee for the use of its grid connection and transmission facilities based on reimbursement of cost plus a profit.

In 2002, the Company incurred the service fee in relation to the grid connection and transmission facilities for Fuzhou Power Plant Phase I, Shidongkou Second Power Plant, Shangan Power Plant, Shantou Coal-fired Plant (HIPDC had transferred the ownership of transmission and transformation facilities of Fuzhou Power Plant Phase I and Shanghai Shidongkou Second Power Plant to Fujian Electric Power Company and Shanghai Power Corporation, respectively, on 1st July 2002. The Company was not required to pay the service fee for these two plants since the transfer). The service fee to HIPDC decreased by 14.19% to Rmb263.7 million in 2002, when compared to Rmb307.3 million of last year.

Income tax expenses

Pursuant to the relevant tax regulations, the Company is a sino-foreign joint venture and enjoys the relevant tax holiday. Each of the power plants of the Company is exempted from PRC income tax for two years starting from the first profit-making year after covering any accumulated deficits followed by a 50% reduction of the applicable tax rate for the next three years. In addition, as confirmed by the State Tax Bureau, the Company's wholly owned power plants pay their respective income tax to local tax authorities, although they are not separate legal entities. The consolidated income tax expenses of the Company and its subsidiaries were Rmb980.9 million in 2002. The income tax expenses for the original twelve power plants and the four power plants acquired in current year amounted to Rmb873.5 million and Rmb107.4 million, respectively.

Jining Power Plant and Changxing Power Plant became wholly owned power plants of the Company in 2002. As approved by the relevant tax authorities, the income tax rate of Jining Power Plant was decreased from 33% to 15% effective from 1st September 2002, and the income tax rate of Changxing Power Plant was decreased from 33% to 16.5% effective from 1st July 2002.

Other expenses

Other expenses of the Company and its subsidiaries was Rmb503.6 million in 2002, which was increased by 11.46% from Rmb451.9 million of last year. The increase of other expenses was mainly due to the inclusion of other expenses of four power plants acquired in current year. Before considering the four power plants acquired in current year, the other expenses of original twelve power plants was decreased by 12.68% to Rmb394.5 million, despite the increase of total power output. This indicated the effectiveness of the cost control measures.

Profit from operation

The profit from operation of the Company and its subsidiaries increased by 11.25% to Rmb5.5780 billion in 2002 from Rmb5.0140 billion of last year.

Financial expenses

The financial expenses of the Company and its subsidiaries was decreased by 35.91% to Rmb510.3 million in 2002 from Rmb796.2 million of last year. The financial expense of the original twelve power plants was Rmb492.0 million which decreased by 43.29% from Rmb867.5 million of last year. In order to reduce the interest expenses, the Company grasped the opportunity of declining market interest rate and borrowed loans with lower interest rate to refinance the high interest rate loans. As a result, the financial expense of the relevant loans was decreased by USD9.5 million in 2002.

Net profit

The consolidated net profit of the Company and its subsidiaries increased by 13.63% to Rmb3.9210 billion from Rmb3.4507 billion of last year. The increase was primarily due to the increase of power output, the decrease of the financial expenses and the profit contributed by the four power plants acquired in current year.

The net loss of Dangdong Power Plant was Rmb104.4 million in 2002, which was decreased by 48.20% when compared to last year as the power output was substantially increased in 2002. The net loss of Shantou Oil-fired Power Plant was Rmb16.1 million in 2002, which was decreased by Rmb12.9 million.

Comparison of Key Financial Ratios

                                                The Company and its subsidiaries

                                                         2002     2001

Current ratio                                            1.00     1.21

Quick ratio                                              0.88     1.13

Ratio of liabilities and shareholders' equity            0.56     0.65

Multiples of interest earned                             8.28     5.35


After the acquisition of Shidongkou First Power Plant, Taicang Power Plant, Huaiyin Power Plant and Changxing Power Plant, the Company still maintained its strong debt repayment ability.

As at 31st December 2002, the loans denominated in foreign currencies of the Company and its subsidiaries amounted to approximately USD1.122 billion (including USD20 million liability component of convertible notes), of which USD262 million was repayable within one year. The Company and its subsidiaries will closely monitor the fluctuation in the foreign exchange market and cautiously assess the exchange rate risk.

Most of the long-term loans of the Company and its subsidiaries were fixed-rate loans. As at 31st December 2002, the balance of the floating-rate loans of the Company and its subsidiaries amounted to approximately USD433 million according to the loan agreements. The Company and its subsidiaries made use of interest rate swap contracts, when appropriate, to manage the risk of interest rate fluctuations.

Calculation formula of the financial ratio:

Ratio of liabilities to        =     balance of liabilities at the end of the
shareholders' equity                 year/ balance of shareholders'
                                     equity at the end of the year

Current ratio                  =     balance of current assets at the end of
                                     the year/ balance of current
                                     liabilities at the end of the year

Quick ratio                    =     (balance of current assets at the end of
                                     the year - net amount of inventory at the end of the year)/ balance of current liabilities at the end of the year

Multiples of interest earned   =     (profit before taxation + interest
                                     expenses)/ interest expenditure
                                     (including capitalised interest)


Dividend Payable

On 12th March 2003, the Board of Directors proposed a dividend of Rmb0.34 per ordinary share, totaling approximately Rmb2.040 billion for the year ended 31st December 2002. The proposed dividend distribution is subject to shareholders' approval in next annual general meeting.


SHARE CAPITAL STRUCTURE

As at 31st December 2002, the total issued share capital of the Company, excluding the shares which might be converted from the convertible notes, was 6,000,273,960 shares, of which 4,500,000,000 shares were domestic shares, representing approximately 75% of the total issued share capital, and 1,500,273,960 shares were foreign shares, representing approximately 25% of the total issued share capital. For domestic shares, HIPDC owns a total of 2,554,840,000 shares, representing 42.58% of the total issued share capital of the Company. Other domestic shareholders hold a total of 1,945,160,000 shares, representing 32.42% of the total issued share capital.

The USD230 million convertible notes issued by the Company are convertible into foreign shares of the Company at a price of USD29.2 for each American Depositary Share on or before 21st May 2004. According to the terms as stipulated in the convertible notes and at the request of a noteholder, the Company redeemed an aggregate amount of USD209,685,000 convertible notes on 21st May 2002 and issued 273,960 overseas listed shares to holders of convertible notes as a conversion of USD200,000 convertible notes on 21st August 2002. As at 31st December 2002, there was an aggregate amount of USD20,115,000 convertible notes which had not been redeemed. Assuming the convertible notes were fully converted into foreign shares of the Company, the total issued share capital of the Company would be increased by 27,554,760 foreign shares at most.


DIVIDENDS

The Board of Directors proposed to distribute a dividend of Rmb0.34 per share for year 2002 to all the shareholders.

Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi. Save and except for the dividends on foreign shares traded on the Hong Kong Stock Exchange which will be paid in Hong Kong dollars, dividends on foreign shares will be paid in United States dollars. Exchange rates for dividends paid in United States dollars and Hong Kong dollars are USD1 to Rmb8.2725 and HK$1 to Rmb1.06095 respectively.

All the dividends will be paid before 30th June 2003, subject to the approval of the Annual general meeting of the Company.


SUBSIDIARIES AND ASSOCIATED COMPANIES

As regards the subsidiaries and associated companies of the Company, please refer to Note A3 of the financial statements.


PRE-EMPTIVE RIGHTS

According to the articles of association of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.


MAJOR SUPPLIERS AND CUSTOMERS

The five major suppliers of the Company for year 2002 were coal suppliers, namely Shenhua Coal Transportation Company, Datong Mineral Bureau, Yangquan Mineral Bureau, Shanxi Coking Coal Group and Zhun Ge Er Company. The amount of coal supplied by the five major suppliers was about 31.7% of the total coal consumption of the Company in 2002.

As an independent power producer, the Company sold the electricity generated by its power plants through local power companies and did not have other customers.

None of the directors, supervisors or their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited) had any interests in the five largest suppliers or customers mentioned above of the Company in 2002.


CONNECTED TRANSACTIONS

The independent Directors of the Company confirmed that all connected transactions in 2002 to which the Company and/or any of its subsidiaries was a party:

1. had been entered into by the Company and/or any of its subsidiaries in the ordinary and usual course of its business;

2. had been entered into either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature made by similar entities within the PRC), or (b) where there is no available comparison, on terms that are fair and reasonable so far as the shareholders of the Company are concerned, and

3. had been entered into either (a) in accordance with the terms of the agreements governing such transactions, or (b) where there is no such agreement, on terms no less favourable than terms available to third parties.

     The auditors of the Company have reviewed the connected transactions of the Company and confirmed to the Director that:

     (a)  the transactions had been approved by the Directors; and

     (b) the transactions were made in accordance with the terms of the related agreements governing such transactions.

Please refer to Note B7 of the financial statements for a brief description of the connected transactions.


PURCHASE, SALE OR REDEMPTION OF SHARES

According to the terms as stipulated in the convertible notes issued by the Company and at the request of a noteholder, the Company redeemed an aggregate amount of US$209,685,000 convertible notes on 21st May 2002 and issued 273,960 overseas listed shares to a holder of convertible notes as a conversion of USD200,000 convertible notes on 21st August 2002. Save and except for the above, the Company and its subsidiaries did not sell any other types of securities and did not purchase or redeem its own shares or other securities in 2002.


DIRECTORS' AND SUPERVISORS' RIGHT TO PURCHASE SHARES

For the year ended 31st December 2002, none of the directors, senior executives, supervisors or other associates had any beneficial interests in the securities or debt instruments of the Company which were required to be recorded in the register pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies. The Company did not have any arrangement during 2002 whereby the above persons would acquire benefits by means of the acquisition of shares in, or debentures of the Company or other corporate body.

SHAREHOLDING OF MAJOR SHAREHOLDERS

The following table sets forth the shareholding position of the Company's shares as at 31st December 2002:

                                                          No. of Shares   Percentage of
                                                            outstanding    Shareholding

                                                         (in thousands)             (%)

Domestic Shares

Huaneng International Power Development Corporation           2,554,840           42.58

Hebei Provincial Construction Investment Company                452,250            7.54

Fujian International Trust & Investment Company                 334,850            5.58

Jiangsu Province International Trust & Investment Company       312,375            5.20

Liaoning Energy Corporation                                     229,685            3.83

Dalian Municipal Construction Investment Company                226,125            3.77

Nantong Investment Management Centre                             67,875            1.13

Shantou Electric Power Development Company                       46,500            0.77

Shantou Power Development Joint Stock Company Limited            19,000            0.32

Dandong Energy Investment Development Centre                      6,500            0.11

Domestic public shares                                          250,000            4.17

Sub-total                                                     4,500,000           75.00

Foreign Shares                                                1,500,274           25.00

TOTAL                                                         6,000,274          100.00


Save as aforesaid, the Company had no notice of any interest required to be recorded under section 16(1) of the Securities (Disclosure of Interests) Ordinance.


DIRECTORS' AND SUPERVISORS' INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2002, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director or supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every director and supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

On 23rd December 2002, the Company commenced an extraordinary general meeting to approve the resolutions relating to the change of session of directors and supervisors. The appointment of the new session of directors took effect on the date of the passing of the relevant resolutions and the term of services was three years commencing from such appointment date.


STAFF HOUSING

The Company made allocation to the housing common reserve fund for its employees in accordance with the relevant PRC regulations.


STAFF MEDICAL INSURANCE SCHEME

During year 2002, the Company and its subsidiaries have fulfilled their obligations regarding staff medical insurance in accordance with the relevant rules and regulations imposed by the local governments of the places where they are located. The Directors of the Company are of the view that the performance of such obligations by the Company did not and will not have significant impact on the Company's financial position.


MAJOR EVENTS

In 2002,

1. The Company acquired from Huaneng Group 70% of the equity interest in the registered capital of Shidongkou First Power Plant, 70% of the equity interest in the registered capital of Taicang Power Plant, 44.16% of the interest in the registered capital of Huaiyin Power Plant and all net assets of Changxing Power Plant. The acquisition was effective on 1st July 2002, thereby increasing the generation capacity of the Company by 1,687 MW.

2. After formal announcement of the power sector reform scheme, the Company has acquired the remaining 30% equity interest in the registered capital of Shidongkou First Power Plant and the remaining 5% equity interest in the registered capital of Taicang Power Plant formerly owned by Huaneng Group. This acquisition has made Shidongkou First Power Plant a wholly-owned power plant of the Company and has enhanced the competitiveness of the Company in East China.

3. The transfer of 19.48% equity interest in Huaiyin Power Plant from Huaiyin Municipal Government to the Company has enabled the Company to get the controlling right of Huaiyin Power Plant and obtain the development right of Huaiyin Power Plant Phase Two. This acquisition was effective on 31st December 2002.

4. The Company has acquired 3% of the shareholding in China Chang Jiang Power Co. Ltd., taking the first step in the development of hydro-power.

5. The Company has entered into an Entrusted Management Agreement with Huaneng Group and HIPDC in relation to the management of their thermal power plants. By entering into the Entrusted Management Agreement, the Company will further accumulate management experience as a result of the expansion of the Company's operation scale and set a precedent for large-scale and multi-entities entrusted management in the PRC.

6. On 23rd December 2002, the Company convened an extraordinary general meeting to approve the resolutions relating to change of session of the board of directors. Messrs. Li Xiaopeng, Wang Xiaosong, Ye Daji , Huang Jinkai, Liu Jinlong, Shan Qunying, Yang Shengming and Xu Zujian were elected directors of the fourth session of the board of directors of the Company. Messrs. Gao Zongze, Zheng Jianchao, Qian Zhongwei and Xia Donglin were elected independent directors of the fourth session of the board of directors of the Company.

7. On 23rd December 2002, the Company convened an extraordinary general meeting to approve the resolutions relating to the change of session of supervisors. Messrs. Wei Yunpeng, Liu Shuyuan, Pan Jianmin, Li Yonglin, Shen Weibing and Shen Zongmin were elected supervisors of the fourth session of supervisors of the Company.

8. On 23rd December 2002, the Company convened an extraordinary general meeting to approve the resolution relating to the establishment of the Strategy Committee, the Audit Committee, the Nomination Committee, and the Remuneration and Appraisal Committee.

9. On 23rd December 2002, the Company convened the first meeting of the fourth session of the board of directors. The meeting has approved the resolution in relation to the proposal regarding the election of the Chairman and Vice Chairman of the fourth session of the board of directors. Mr Li Xiaopeng was elected the Chairman and Mr Wang Xiaosong was elected Vice Chairman of the fourth session of the board of directors of the Company.

10. The proposal regarding the appointments of the Vice President, Chief Economic Engineer, Chief Accountant was considered and approved in the first meeting of the fourth session of the board of directors. Messrs. Na Xizhi, Li Shiqi and Huang Jian were appointed Vice President, Chief Economic Engineer and Chief Accountant of the Company respectively.

In 2003,

11. The Company entered into an agreement with Shenzhen Municipal Investment Management Corporation and Shenzhen Energy Group Co., Ltd. to acquire 25% interest of the enlarged share capital of Shenzhen Energy Group Co., Ltd. by way of international tendering. After the transaction has obtained the relevant government approvals, the Company will be able to enlarge its market shares in Guangdong area, a fast growing market for power demand.


CODE OF BEST PRACTICE

During the Year, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange.

The Company established an audit committee on 23rd December 2002 with written terms of reference. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control system of the Company.

The audit committee comprises five members, among whom two are non-executive Directors, namely, Messrs. Wang Xiaosong and Shan Qunying, and three are independent directors, namely, Messrs. Xia Donglin, Zheng Jianchao and Qian Zhongwei.

The audit committee has reviewed the Company's financial report for the year ended 31st December 2002 and was of the view that the report has complied with all applicable accounting standards and relevant regulations and laws, and has made sufficient disclosure.


DESIGNATED DEPOSIT

As at 31st December 2002, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.


LEGAL PROCEEDINGS

As at 31st December 2002, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.


ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

The annual general meeting for 2002 will be held on 28th May 2003. The H share register of the Company will be closed from 28th April 2003 to 27th May 2003 (both dates inclusive). Shareholders on the H share register as at 8th May 2003 will be entitled to attend the annual general meeting of the Company and to receive the dividends for 2002.


INSPECTION OF DOCUMENTS

The Company's annual reports will be published in April, 2002 in Hong Kong and Beijing respectively. The Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the United States. Copies of annual reports as well as the Form 20-F, once filed, will be available at:

Beijing:         Huaneng Power International, Inc.
                 Tianyin Mansion
                 2C Fuxingmennan Street
                 Xicheng District
                 Beijing
                 The People's Republic of China

                 Tel: (8610) 6649 1999
                 Fax: (8610) 6649 1888

Hong Kong:       Rikes Communications Limited
                 Room 701, Wanchai Central Building
                 89 Lockhart Road
                 Wanchai
                 Hong Kong

                 Tel: (852) 2520 2201
                 Fax: (852) 2520 2241

                                                           By Order of the Board
                                                                     Li Xiaopeng
                                                                        Chairman
                                                                Beijing, the PRC
                                                                 12th March 2003

A. FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")


CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31st DECEMBER, 2002
(Amounts expressed in thousands of Rmb, except per share data)


                                                           For the year ended
                                                             31st December,

                                       Note                     2002                 2001

Operating revenue, net                   4               18,474,469            15,791,362

Operating expenses

Fuel                                                     (6,916,038)           (5,147,364)

Maintenance                                                (607,951)             (765,712)

Depreciation                                             (3,533,609)           (3,261,001)

Labor                                                    (1,035,740)             (807,136)

Transmission fees                                           (35,754)              (36,925)

Service fees to HIPDC                                      (263,716)             (307,322)

Others                                                     (503,647)             (451,868)

Total operating expenses                                (12,896,455)          (10,777,328)

Profit from operations                                    5,578,014             5,014,034

Interest income                                              83,015               113,081

Interest expense                                           (561,875)             (867,538)

Bank charges and exchange losses, net                       (31,405)              (41,758)

Total financial expenses                                   (510,265)             (796,215)

Gain from disposal of investments                             1,288                24,671

Share of loss of associates                                 (11,145)               (5,381)

Profit before tax                                         5,057,892             4,237,109

Income tax expense                                         (980,854)             (715,220)

Profit before minority interests                          4,077,038             3,521,889

Minority interests                                         (156,034)              (71,231)

Net profit attributable to
  shareholders                                            3,921,004             3,450,658

Proposed dividend                        6                2,040,093             1,800,000

Proposed dividend per share (Rmb)        6                     0.34                  0.30

Basic earnings per share (Rmb)           7                     0.65                  0.61

Diluted earnings per share (Rmb)         7                     0.65                  0.60

Notes


1. Basis of presentation

The Company and its subsidiaries adopt International Financial Reporting Standards ("IFRS") as published by the International Accounting Standards Board, in preparing the above consolidated income statement.


2.       Acquisitions

(a)      Acquisition of the Four Power Plants
         ------------------------------------

On 9th May, 2002, the Company entered into an agreement with China Huaneng Group Corporation (the "Huaneng Group") under which the Company agreed to acquire from Huaneng Group 70% equity interest in Shanghai Shidongkou Power Limited Company (the "Shidongkou I Power Plant"), 70% equity interest in Suzhou Industrial Park Huaneng Power Limited Liability Company (the "Taicang Power Company"), 44.16% equity interest in Jiangsu Huaneng Huaiyin Power Limited Company (the "Huaiyin Power Company") and all of the assets and liabilities of Huaneng Changxing Power Plant (the "Changxing Power Plant") (the "Acquisition of the Four Power Plants"). The total consideration for the Acquisition of the Four Power Plants was Rmb2,050 million paid in cash. Direct costs relating to the acquisition amounted to approximately Rmb18 million.

The Acquisition of the Four Power Plants became effective on 1st July, 2002 when the Company obtained the ownership and control over the relevant assets, after obtaining the necessary government approvals on the Acquisition and making payment of the purchase consideration on that date.

The purchase method of accounting is used for the Acquisition of the Four Power Plants. The acquired identifiable assets and liabilities are recorded based on their respective fair values on 1st July, 2002. The acquired interest on fair value of the net identifiable assets and liabilities of the Four Power Plants on that date, before the subsequent acquisition of additional interest of some of the power plants as described in Note 2 (c), was approximately Rmb2,047 million. The resulting goodwill on acquisition amounts to approximately Rmb21 million, which is amortised over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets on the straight-line basis, starting from 1st July, 2002.


(b)  Acquisition of Minority Interest of the Huaneng Jining Power Plant (the
     -----------------------------------------------------------------------
     "Jining Power Plant")
     ---------------------

After obtaining all necessary approvals from relevant authorities on 18th June, 2002, the Company acquired 25% equity interest from the third-party minority shareholder in Jining Power Plant for a consideration of approximately Rmb109 million in cash. Purchase method of accounting is used for this acquisition. As at the acquisition date, the fair value of the net identifiable assets and liabilities of Jining Power Plant acquired was approximately Rmb106 million. The resulting goodwill amounted to approximately Rmb3 million.


(c)  Acquisition of Additional Interests of the Three Power Plants
     -------------------------------------------------------------

On 15th November, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group the remaining 30% equity interest in Shidongkou I Power Plant and an additional 5% equity interest in Taicang Power Company. Purchase method of accounting is used for this acquisition. The total consideration and direct cost of the acquisition was Rmb419 million paid in cash. The proportionate share of the fair value of the net identifiable assets and liabilities of Shidongkou I Power Plant and Taicang Power Company as at acquisition date was approximately Rmb366 million. The resulting goodwill amounted to approximately Rmb53 million.

On 26th December, 2002, the Company entered into an agreement with a third party, Jiangsu Huaiyin Investment Company ("JHIC"), under which the Company agreed to acquire 19.48% equity interest in Huaiyin Power Company from JHIC. Purchase method of accounting is used for this acquisition. The total consideration was Rmb185 million paid in cash. The proportionate share of the fair value of the net identifiable assets and liabilities of Huaiyin Power Company as at acquisition date was approximately Rmb124 million. The resulting goodwill amounted to approximately Rmb61 million.

The acquisitions became effective on 31st December, 2002 when the Company obtained all necessary government approvals on the transaction and paid the purchase consideration on that date.

After the completion of the Acquisition of the Four Power Plants and the acquisition of additional interests of the Three Power Plants, the Company fully owns and operates the assets of Changxing Power Plant and Shidongkou I Power Plant, and holds 75% equity interests in Taicang Power Company and 63.64% equity interests in Huaiyin Power Company.


3. Investment in subsidiaries and an associate

Details of the Company's subsidiaries as at 31st December, 2002 were as follows:

                                          Country and        Percentage of
Name of subsidiaries                          date of       equity interest      Issued and fully    Principal
                                        incorporation                  held          paid capital    activities

Huaneng Weihai Power                              PRC               60%           Rmb761,832,800     Power
Plant (the "Weihai                     22nd November,                                                generation
Power Plant")                                   1993

Taicang Power Company                             PRC               75%           Rmb632,840,000     Power
                                      19th June, 1997                                                generation

Huaiyin Power Company                             PRC            63.64%           Rmb265,000,000     Power
                                   26th January, 1995                                                generation

Shandong Rizhao Power Company                    PRC              25.5%           USD150,000,000     Power
Ltd. (the "Rizhao Power              20th March, 1996                                                generation
Company")



4. Operating revenue, net

Net operating revenue represents amounts earned for electricity generated and transmitted to the respective regional or provincial power companies (net of value added tax and deferred revenue). Revenues are earned and recognised upon transmission of electricity to the power grid controlled and owned by the respective power companies.


5. Taxation

Certain of the power plants, being located in specially designated regions or cities, are subject to preferential income tax rates. Except for power plants acquired in 2001 and 2002 and Shangan Phase II project, all the other power plants of the Company are exempted from PRC income tax for two years starting from the first profit-making year (after covering any accumulated deficits) followed by a 50% reduction of the applicable tax rate for the next three years ("tax holiday"). For the year ended 31st December, 2002, the weighted average effective tax rate applicable to the Company and its subsidiaries is 19% (2001: 17%).


6. Profit appropriations

Dividends

On 12th March, 2002, the Board of Directors proposed a dividend of Rmb0.30 per share, totaling approximately Rmb1,800 million for the year ended 31st December, 2001. The proposed dividend distribution was approved by the shareholders in the general meeting dated 15th May, 2002.

On 12th March, 2003, the Board of Directors proposed a dividend of Rmb0.34 per share, totaling approximately Rmb2,040 million for the year ended 31st December, 2002. The proposed dividend distribution is subject to shareholders' approval in their next meeting.

Statutory surplus reserve fund and statutory public welfare fund

For the year ended 31st December, 2002, the Board of Directors resolved the following on 12th March, 2003:

(i) to appropriate 10% and 7.5% (2001: 10% and 7.5%), respectively, of the profit after taxation as determined under the PRC accounting standards and regulations to the statutory surplus reserve fund and the statutory public welfare fund, amounting to approximately Rmb714 million (2001:
     Rmb636 million) in total;

(ii) to make no appropriation to the discretionary surplus reserve fund.


7. Earnings per share

The calculation of earnings per share is based on the net profit distributable to shareholders of approximately Rmb3,921 million (2001: Rmb3,451 million) and the weighted average number of 6,000 million (2001: 5,694 million) ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on the adjusted net profit distributable to shareholders of Rmb3,962 million (2001: Rmb3,580 million) and the adjusted weighted average number of 6,140 million (2001:
6,009 million) ordinary shares in issue during the year. The calculation assumes that the 1.75% convertible notes had been fully converted at the beginning of the year.


B. FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS

1.   Profit for the year ended 31st December, 2002
     (Amounts Expressed In Rmb)


                                                            The Company and
                                                           its subsidiaries

                                                                       2002

Profit before taxation and minority interests                 5,212,079,411

Net profit                                                    4,082,350,589

Profit before non-recurring items                             4,111,128,754

Profit from principal activities                              6,158,601,932

Profit from other operations                                     16,821,913

Profit from operation                                         5,285,515,098

Investment loss                                                (46,138,983)

Non-operating expenses, net                                    (27,296,704)

Net cash inflow from operating activities                     7,804,860,642

Net increase in cash and cash equivalents                       829,465,225

Note:        Non-recurring items deducted:

             Non-operating expenses, net                       (27,296,704)

             Related tax effect                                 (1,481,461)

             Total                                             (28,778,165)


2.  Financial highlights and financial ratios

                                                                         The Company
                                                                    and its subsidiaries                The Company

                                                                  2002                   2001                  2000

Operating revenue (Rmb)                                 18,725,340,857         15,816,656,338        12,558,386,117

Net profit (Rmb)                                         4,082,350,589          3,636,064,244         2,644,226,947

Total assets (Rmb)                                      48,098,755,152         47,229,708,718        42,411,333,851

Shareholders' equity (Rmb)                              29,169,476,868         27,125,564,005        22,519,441,432

Earnings per share (fully diluted) (Rmb/shares)                   0.68                   0.61                  0.47

Earnings per share (weighted average)                             0.68                   0.64                  0.47
(Rmb/shares)

Earnings per share after deducting the impact                     0.69                   0.61                  0.49
of non-recurring items
(fully diluted) (Rmb/shares)

Net assets per share (fully diluted) (Rmb/share)                  4.86                   4.52                  3.99

Adjusted net assets per share                                     4.85                   4.52                  3.98
(fully diluted) (Rmb/share)

Net cash inflow from operating activities per                     1.30                   1.19                  1.21
share (fully diluted) (Rmb/shares)

Return on net assets (fully diluted) (%)                         14.00                  13.40                 11.74

Return on net assets                                             14.00                  14.80                 11.80
(weighted average) (%)

Return on net assets after deducting                             14.09                  14.93                 12.36
non-recurring items
(weighted average) (%)

Note:

Formula of key financial ratios

   Earnings per share       =      Net profit / Total number of ordinary shares as at year end
    (fully diluted)

   Return on net assets     =      Net profit / Shareholders' equity as at year end x100%
    (fully diluted)

   Net assets per share     =      Shareholders' equity as at year end / Total number of ordinary
     (fully diluted)               shares as at year end


3. Return on net assets and earnings per share

                                                    Return on net assets        Earnings per share (Rmb/share)
                                                                   (%)

                                                   Fully         Weighted             Fully        Weighted
Profit in 2002                                    diluted         average            diluted      \naverage

Profit from principal activities                   21.11           21.11               1.02          1.02

Profit from operation                              18.12           18.12               0.88          0.88

Net profit                                         14.00           14.00               0.68          0.68

Profit after deducting non-recurring items         14.09           14.09               0.69          0.69



4.  Changes in shareholders' equity
    (Amounts expressed in Rmb)


Shareholders'            As at 1st            Addition            Deduction         As at 31st    Reasons of
equity               January, 2002                                             December, 2002    fluctuation

Share capital         6,000,000,000            273,960                   --      6,000,273,960    Conversion of
                                                                                                  convertible
                                                                                                  notes

Capital surplus      10,259,449,295          1,381,460                   --     10,260,830,755    Conversion of
                                                                                                  convertible
                                                                                                  notes

Surplus reserves      2,705,256,889        714,411,353                   --      3,419,668,242    Income
                                                                                                  appropriation
                                                                                                  in 2002

Including:              762,741,506        306,176,294          (15,398,194)     1,053,519,606    Income
Statutory public                                                                                  appropriation
welfare fund                                                                                      in 2002

Undistributed         8,160,857,821      4,082,350,589       (2,754,504,499)     9,488,703,911    Profit and
profits                                                                                           income
                                                                                                  appropriation
                                                                                                  in 2002

Total
shareholders'
equity               27,125,564,005      4,798,417,362       (2,754,504,499)    29,169,476,868


5.  Profit and Loss Account
    For the year ended 31st December, 2002
    (Amounts expressed in Rmb)


                                        The Company and its subsidiaries                      The Company

                                              2002                  2001                  2002                2001

Revenues from principal
operations                          18,725,340,857        15,816,656,338        15,720,550,997      14,047,671,476

Less: Cost of principal
operations                         (12,528,622,594)      (10,333,929,258)      (10,480,868,719)     (9,032,497,748)

Tax and levies on principal
operations                             (38,116,331)          (25,294,665)           (5,839,726)         (4,618,868)

Profit from principal
activities                           6,158,601,932         5,457,432,415         5,233,842,552       5,010,554,860

Add /(less): Profit/(loss)
from other operations                   16,821,913              (529,020)           14,421,931            (749,903)

Less: General and
administrative expenses               (327,188,932)         (175,836,006)         (229,565,700)       (125,305,716)

Financial expenses, net               (562,719,815)         (842,777,611)         (450,065,716)       (778,765,740)

Operating profit                     5,285,515,098         4,438,289,778         4,568,633,067       4,105,733,501

(Less)/add: (Loss)/income
from investment                        (46,138,983)           19,290,314           288,673,388         183,277,931

Non-operating income                    50,717,819            30,799,078            19,264,890          30,698,092

Less: Non-operating expenses           (78,014,523)          (65,863,415)          (71,346,712)        (65,328,999)

Profit before taxation and
minority interests                   5,212,079,411         4,422,515,755         4,805,224,633       4,254,380,525

Less: Income tax                      (963,510,283)         (715,220,304)         (722,874,044)       (618,316,281)

Minority interests                    (166,218,539)          (71,231,207)                   --                  --

Net profit                           4,082,350,589         3,636,064,244         4,082,350,589       3,636,064,244

Add: Undistributed profit
brought forward                      8,160,857,821         6,961,104,819         8,160,857,821       6,961,104,819

Unappropriated profit               12,243,208,410        10,597,169,063        12,243,208,410      10,597,169,063

Less: Transfer to statutory
surplus reserve fund                  (408,235,059)         (363,606,424)         (408,235,059)       (363,606,424)

Transfer to statutory public
welfare fund                          (306,176,294)         (272,704,818)         (306,176,294)       (272,704,818)

Profit distributable to
shareholders                        11,528,797,057         9,960,857,821        11,528,797,057       9,960,857,821

Less: Dividends                     (2,040,093,146)       (1,800,000,000)       (2,040,093,146)     (1,800,000,000)

Unappropriated profit
carried forward                      9,488,703,911         8,160,857,821         9,488,703,911       8,160,857,821

Earnings per share (weighted
average)                                      0.68                  0.64                  0.68                0.64

Earnings per share (fully
diluted)                                      0.68                  0.61                  0.68                0.61


6.       Accounting Policies

The Company and its subsidiaries' financial statements have been prepared in accordance with the Accounting Standards for Business Enterprises and Accounting System for Business Enterprises and related supplementary regulations, published by the Ministry of Finance of the People's Republic of China ("PRC GAAP").

During the year ended 31st December, 2002, there was no material change of accounting policies or accounting estimate and no material accounting error.

The financial statements of Shidongkou I Power Plant, Taicang Power Company, Changxing Power Plant and Huaiyin Power Company were consolidated into the consolidated financial statements of the Company and its subsidiaries for the year ended 31st December, 2002.


7.  Related Party Transactions

    (1)   Related parties that can control/are controlled by the Company:

                                                                         Relationship
                       Type of         Legal              Registered        with the
Name                   enterprise      representative     address           Company           Principal activities

Huaneng Power          Sino-foreign    Li Xiaopeng        No.2 Fuxingmen     Parent           Investment in power
Development            equity                             South Street,      company          plants, develop and
Corporation            investment                         Xi Cheng                            invest in other
("HIPDC")              joint venture                      District,                           export-oriented
                                                          Beijing                             enterprises

Huaneng Group          State-owned     Li Xiaopeng        A23 Fuxing         Ultimate         Investing in power
                       enterprise                         Road, Haidian      parent           stations, coal,
                                                          District,          company          minerals, railways,
                                                          Beijing                             transportation,
                                                                                              petrochemical,
                                                                                              energy-saving
                                                                                              facilities, steel,
                                                                                              timber, cement, and
                                                                                              related industries and
                                                                                              others.

Weihai Power           Limited         Wu Dawei           No.58 Haifu        Subsidiary       Power generation
Plant                  liability                          road, Economic
                       company                            Development
                                                          Zone, Weihai

Taicang Power          Limited         Yu Xinyang         Jinjihupan,        Subsidiary       Power generation
Company                liability                          Sanxing Road,
                       company                            Suzhou

Huaiyin Power          Limited         Liu Guoyue         No. 291 Huaihai    Subsidiary       Power generation
Company                liability                          West Road,
                       company                            Huaian


(2) Registered capital and changes in registered capital of related parties that can control/are controlled by the Company:


Name                                                         31st December,
                                                              2002 and 2001

HIPDC                                                        USD450,000,000

Huaneng Group                                              Rmb1,900,000,000

Weihai Power Plant                                           Rmb761,832,800

Taicang Power Company                                        Rmb632,840,000

Huaiyin Power Company                                        Rmb265,000,000


(3) Equity shares and changes in equity shares held by parties that can control/are controlled by the Company:


                           1st January,              Current year           Current year            31st December,
 Name                         2002                    addition               deduction                  2002

                          Amount        %          Amount        %        Amount       %             Amount        %

HIPDC*             2,554,840,000     42.58             --       --            --      --      2,554,840,000    42.58

Huaneng
Group**            1,675,660,547     51.98             --       --            --      --      1,675,660,547    51.98

Weihai
Power Plant          457,103,040        60             --       --            --      --        457,103,040       60

Taicang
Power
Company                       --        --    632,840,000       75            --      --        632,840,000       75

Huaiyin
Power
Company                       --        --    168,646,000    63.64            --      --        168,646,000    63.64


* In accordance with a shareholders' agreement entered into by certain shareholders, during the operating period of the Company, the voting rights of seven shareholders are given to HIPDC. Thus, HIPDC holds 70.4% voting rights in shareholders' meetings.


**   Huaneng Group holds 51.98% equity interest of HIPDC.


(4)  Nature of related parties that does not control/are not controlled by the
     Company:


Name of related parties                           Relationship with the Company

China Huaneng Finance Company                     A subsidiary of Huaneng Group
("Huaneng Finance")

Weihai Power Development Bureau                   Minority shareholder of
("WPDB")                                          Weihai Power Plant

China Huaneng International
Trade Economics Corporation                       A subsidiary of Huaneng Group
("CHITEC")

Rizhao Power Company                              An associate of the Company


(5)  Related party transactions

     a. Pursuant to the relevant service agreements, HIPDC provides transmission and transformer facilities to some of the power plants of the Company and receives service fees. Such service fees represent recoverable costs for rate setting purposes. The total service fee paid to HIPDC for the year ended 31st December, 2002 was approximately Rmb264 million (2001: Rmb307 million).

     b. At the time of the formation of the Company, HIPDC paid approximately Rmb148million to obtain the land use rights pertaining to existing sites occupied by the five original operating plants and transferred such land use rights to the Company at the same amount. Payments to HIPDC for the land use rights are being made in 10 equal, non-interest bearing, annual installments starting from 1994. Such land use rights are recorded as intangible assets in the balance sheets and amortised over 50 years according to the land use rights terms.

     c. In accordance with the leasing agreement entered into between the Company and HIPDC, the land use rights of Shanghai Power Plant is leased to the Company for a period of 50 years at an annual rental payment of Rmb6 million. During the year ended 31st December, 2002, the Company paid rental amounting to Rmb6 million to HIPDC (2001:
          Rmb6 million).

     d. Pursuant to a leasing agreement entered into amongst the Company, HIPDC and Nanjing Investment, the land use right of Nanjing Power Plant is leased to the Company for 50 years with an annual rental payment of Rmb1.334 million.

     e. Pursuant to a leasing agreement between the Company and HIPDC, HIPDC agreed to lease its building to the Company as office for 5 years at an annual rental of Rmb25 million effective from 1st January, 2000.

     f. Long-term loans from shareholders (including current portion) comprised:

                                                           31st December, 2002

                                         Currency        Original     Exchange      Amounts in
                                                                         rate              Rmb

          Foreign currency bank
          loans on-lent by HIPDC              USD       93,965,756       8.277       777,782,754

          Less: current portion of
          --long-term loans                   USD      (46,982,876)     8.2773      (388,891,359)

                                                        46,982,880                   388,891,395


          As at 31st December, 2002, long-term loans from shareholders comprised:

                                                  31st
                                             December,     Repayment         Interest           Current
          Lender                                  2002        period             rate           portion

          Bank loans  on-lent by HIPDC
          Bank of China                    777,782,754       1997 - 2004    LIBOR+0.9%      388,891,359


          The foreign currency bank loans bear interest at the prevailing lending rates (both fixed and floating), prescribed by the loan contracts, which range from 4.01% to 7.40% per annum for the year ended 31st December, 2002 (2001: 4.25% to 7.40%), and are repayable in accordance with the repayment schedules set by the banks.

          The foreign-currency bank loans were previously borrowed by HIPDC for financing the construction of power plants. Upon the restructuring of the Company in 1994 or on the acquisition of the relevant power plants from HIPDC, all these outstanding long-term bank loans were restructured. HIPDC continued to borrow the loans from the banks and then on-lent the proceeds to the Company as shareholders' loans. The existing terms of the loans including interest rates and repayment schedules remained intact after the restructuring.

     g. As at 31st December, 2002, long-term loan from WPDB amounted to Rmb106 million (no current portion of the loan). The loan was borrowed by Weihai Power Plant from WPDB to finance its construction with interest at 6.21% per annum. The loan is unsecured and is payable in accordance with the repayment schedules.

     h. As at 31st December, 2002, Huaneng Finance had granted short-term loans amounting to Rmb225 million (2001: Rmb40 million) to the Company and its subsidiaries. The interest rates of such loans are not materially different from the prevailing market interest rate.

     i. As at 31st December, 2002, long-term bank loans of approximately Rmb5,544 million, Rmb1,140 million and Rmb280 million were guaranteed by HIPDC, Huaneng Group and WPDB, respectively (2001:
          Rmb8,868 million, Rmb1,666 million and Rmb300 million respectively).

     j. Guarantee for loan facilities granted to Rizhao Power Company, Weihai Power Plant, Taicang Power Company and Huaiyin Power Company by the Company are as follows:


                                                            31st December, 2002

                                                  The Company and             The Company
                                                 its subsidiaries

          Guarantee for loan facilities
          granted to Rizhao Power Company           399,250,000              399,250,000

          Guarantee for loan facilities
          granted to Weihai Power Plant                      --              330,000,000

          Guarantee for loan facilities
          granted to Taicang Power Company                   --            1,480,705,760

          Guarantee for loan facilities
          granted to Huaiyin Power Company                   --               35,000,000

                                                     399,250,000            2,244,955,760


          Guarantee for loan facilities granted to Rizhao Power Company, Weihai Power Plant, Taicang Power Company and Huaiyin Power Company by the Company had no significant financial impact on the Company's operation.

     k. In accordance with an equipment import agency service agreement entered into between Shandong Huaneng Power Development Co., Ltd ("Shandong Huaneng") and CHITEC, the Company is required to pay an agency fee at 0.5% of the value of imported equipment in return for the agency service provided by CHITEC. For the year ended 31st December, 2002, the Company paid an agency fee to CHITEC amounted to Rmb3 million for equipment transportation and insurance service received (2001: Rmb32 million)

     l. As at 21st June, 2002, Weihai Power Plant, the subsidiary of the Company, proposed dividend for the year ended 31st December, 2001 after the approval of the Board of Shareholders. The dividend to be distributed to WPDB, the minority interest of Weihai Power Plant, amounted to Rmb50,405,824.

     m. On 9th May, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group 70% equity interest in Shidongkou I Power Plant, 70% equity interest in Taicang Power Company, 44.16% equity interest in Huaiyin Power Company and all of the assets and liabilities of Changxing Power Plant. The total consideration for the Acquisition of the Four Power Plants was Rmb2,050 million paid in cash.

     n. On 15th November, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group the remaining 30% equity interest in Shidongkou I Power Plant and an additional 5% equity interest in Taicang Power Company. The total consideration for the acquisition of additional interests of Two Power Plants was Rmb415 million payable in cash.

     o. On 6th November, 2002, the Company entered into a management service agreement with Huaneng Group and HIPDC. Under the management service agreement, the Company will assist in managing certain power plants owned by Huaneng Group and HIPDC for a service fee. As at 31st December, 2002, the Company had not yet commenced its management service and therefore no management service income was recognised for the year.


(6)      Cash deposited in Huaneng Finance


                                           31st December,         31st December,
                                                     2002                   2001

     Deposits in Huaneng Finance

     -- Call deposit                        2,376,197,356             64,155,874

     -- Fixed deposit                         570,000,000          3,689,384,421

                                            2,946,197,356          3,753,540,295


The interest rates of the current deposits and fixed deposits placed with Huaneng Finance were from 0.72% to 1.44% and 1.71%, respectively.


(7)      The balance due from/to related parties is as follows:

                                               31st December, 2002                 31st December, 2001

                                          Amount(Rmb)       Percentage         Amount(Rmb)      Percentage

Interest receivables Deposit
interest due
from Huaneng Finance                       1,630,137          42.98%           3,523,282          21.54%

Other payables Due to HIPDC              100,475,344           4.41%          36,584,373           2.67%


The balances with HIPDC are unsecured, non-interest bearing and repayable within one year.


8.   Net profit reconciliation between PRC GAAP, IFRS and US GAAP

The financial statements, which are prepared by the Company and its subsidiaries in conformity with PRC GAAP, differ in certain respects from IFRS and generally accepted accounting principles in the United States of America ("US GAAP"). Major differences between PRC GAAP, IFRS and US GAAP which affect the net income of the Company and its subsidiaries are summarised below:

                                                                           Net Income

                                                                For the year ended 31st December,

                                                                         2002                    2001

Net income under PRC GAAP                                          4,082,350,589           3,636,064,244

Impact of IFRS adjustments:

Effect of recording deferred revenue
based on rate making process (a)                                    (212,755,386)           (177,982,374)

Difference in the basis of determining
the amount of materials and supplies (b)                               3,078,998               2,180,035

Difference in the recognition policy on
housing benefits to the
employees of the Company (c)                                           6,457,886               5,271,603

Difference in accounting treatment of
amortized cost of the liability component
and put option relating to the convertible
notes (d)                                                            (35,957,003)                     --

Difference in capitalization of
borrowing costs (e)                                                   88,411,906                      --

Difference in the recognition of
financial liabilities (i)                                              2,179,464             (14,875,452)

Applicable deferred tax impact of
the above GAAP differences (j)                                       (10,457,892)                     --

Others                                                                (2,305,261)                     --

Net income under IFRS                                              3,921,003,301           3,450,658,056

Impact of US GAAP adjustments (* See Note 1 below):

Recording housing benefits provided by HIPDC (c)                     (26,152,570)            (26,152,570)

Difference in accounting treatment of
convertible notes (d)                                                  5,115,622                      --

Difference in capitalization of borrowing costs (e)                  (88,411,906)                     --

Difference in amortization of negative goodwill (f)                  (87,090,760)            (87,090,760)

Effect of acquisition of Shidongkou I Power Plant,
Taicang Power Company and Changxing Power Plant (g)                  126,497,539             234,127,000

Effect of acquisition of 30% additional equity
interests in Shanghai Shidongkou I Power Plant,
5% additional equity interests in Taicang Power
Company and 44.16% equity interests in
Huaiyin Power Company (h)                                             10,556,724                      --

Applicable deferred tax impact of the above
GAAP differences (j)                                                  33,673,694                      --

Net income under US GAAP (* See Note 1 below)                      3,895,191,644           3,571,541,726


* Note 1--     Consistent with applying the accounting treatment under US GAAP as described in Note (g) below, the consolidated financial statements under US GAAP for prior periods presented have been retroactively restated as if the current structure and operations resulted from the acquisition of the Four Power
               Plants had been in existence since the beginning of the earliest period presented.


(a)   Recording of deferred revenue based on rate making process

Under the rate making process applicable to the Company and its subsidiaries (except for power plants acquired in 2001 and 2002), major repair and maintenance expenses determined on the basis of 1% of the fixed asset cost is recovered through the current power rates. The Company estimates that, over the useful life of its power plants, this basis would approximate the total expenses for major repair and maintenance expenses actually incurred. In a particular year, to the extent that the actual repair and maintenance expenses incurred is less than the amount determined on the above basis, the difference represents revenue collected in excess of actual expenses incurred. Such difference is recorded as deferred revenue under IFRS and US GAAP. For PRC statutory financial reporting purposes, in accordance with the requirement of PRC GAAP, no such amount is recorded and revenue is determined and recognized based on the actual amount of electricity transmitted to the grid and the prevailing approved power rates.


(b)   Difference in the basis of determining the amount of material and supplies


Under PRC GAAP, materials and supplies have been restated to the appraised value determined by independent valuer during the reorganization of the five original operating plants in 1994 and the appraised value has been used as the basis in determining the amount charged to operating expenses upon actual utilization. Under IFRS and US GAAP, materials and supplies are charged to operating expenses at cost based on actual utilization.


(c) Difference in the recognition policy on housing benefits to the employees of the Company

The Company and HIPDC provided housing benefits to certain qualified employees of the Company whereby the living quarters owned by the Company and HIPDC were sold to these employees at preferential prices. The housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees, which are born by the Company and HIPDC respectively.

For PRC statutory reporting purposes, in accordance with the relevant regulations issued by the Ministry of Finance, the total housing benefits provided by the Company are charged to non-operating expenses. Under IFRS, the housing benefits provided by the Company are recognized on a straight-line basis over the estimated remaining average service life of the employees. Under US GAAP, in addition to the recognition of the housing benefits provided by the Company on the above basis, the amount of housing benefits provided by HIPDC to the employees of the Company are also reflected as the Company's operating expenses using the same amortization policy. The corresponding amount is recorded as an addition of capital contribution of HIPDC.


(d)   Accounting Treatment of Convertible Notes

Under PRC GAAP, the Company had accrued for the put premium liability together with the interest payable on the notes using the effective interest rate of 6.66% as at 21st May, 2002. As at 21st May, 2002, all accrued put premium of unredeemed notes was charged to the income statement as reversal of interest expense.

Under IFRS, the proceeds received on the issue of the convertible notes were allocated into liability and equity components. Upon initial recognition, the liability component represented the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component was then determined by deducting the liability component from the proceeds received on the issue of the notes. Under PRC GAAP and US GAAP, the entire proceeds of the issue of convertible notes were recorded as long-term liabilities without distinguishing between the equity and liability components.

In accordance with IAS 39, which was effective on 1st January, 2001, the put option of the convertible notes, which allowed the noteholders to redeem the convertible notes at a premium, was separated from the host contract and accounted for as an embedded derivative. This put option was recorded as a liability and measured at its fair value. When IAS 39 was initially applied in 2001, the difference between the previous carrying amount and the fair value of the put option was recognised as an adjustment to the opening retained earnings as at 1st January, 2001. In addition, the liability component was measured at amortized cost and the resulting difference with the previous carrying amount was recognized as an adjustment to the opening retained earnings as at 1st January, 2001. After initial recognition, subsequent changes in the value of the put option and the amortized cost of the liability component were charged or credited to income statements.

Under US GAAP, it is permitted not to measure the put option separately at its fair value, as it represents a derivative embedded in pre-1998 hybrid instrument. The Company continued to accrue for the put premium liability together with the interest payable on the notes using effective interest rate of 6.66% up to the redemption date of 21st May, 2002. On 21st May, 2002, a portion of the convertible notes was not redeemed by the noteholders. Under US GAAP, the relevant portion of the accrued put premium attributable to the remaining convertible notes not redeemed was amortized as a yield adjustment over the remaining term of the convertible notes because the put price exceeded the market value of the ordinary shares of the Company at the time of the redemption.


(e)      Capitalization of borrowing costs

Under PRC GAAP, the capitalization of interests is limited to specific borrowings. No interest can be capitalized on general borrowings.

In accordance with IAS 23, the Company capitalized interests on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interests on specific borrowings.

Under US regulatory accounting requirements, interests on funds borrowed generally and used for the purpose of obtaining a qualifying assets were not capitalized if such interests were not taken into consideration when determining the recoverable rate base for tariff setting purposes.


(f)      Amount of negative goodwill upon acquisition of Shandong Huaneng

As at 1st January,2001, the Company acquired Shandong Huaneng. Under PRC GAAP and IFRS, upon the completion of the acquisition of Shandong Huaneng, the entire net assets of Shandong Huaneng are recorded at fair value. The excess of the fair value of the entire net assets acquired over the total cost of the acquisition is recorded as negative goodwill.

Huaneng Group is the controlling parent company of HIPDC, which in turn is the controlling parent of the Company. Huaneng Group used to be one of the substantial shareholders of Shandong Huaneng, holding 33.09% equity interest in it before the Company's acquisition of Shandong Huaneng. Under US GAAP, upon completion of the acquisition of Shandong Huaneng, Huaneng Group's proportionate share of 33.09% in the net assets of Shandong Huaneng being transferred to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as capital contribution to the Company. The book value of the remaining 66.91% of the net assets continues to be part of the recoverable rate base under the cost recovery formula of the tariff setting mechanism. The difference between these net asset values and the cash consideration is recorded as a negative goodwill.

The amount of negative goodwill determined under PRC GAAP and IFRS are recognized as income on a systematic basis over the remaining weighted average useful life of the acquired depreciable or amortizable assets. The amounts of negative goodwill under US GAAP determined on the basis as described above was offset against the fixed assets of the respective power plants as a purchase allocation adjustment. As the amount of negative goodwill under PRC GAAP and IFRS is different from the amount of the purchase allocation adjustment determined under US GAAP due to the 33.09% portion of the net assets previously owned by Huaneng Group as described above, the net impact on income is also different.

In the unaudited interim financial statements for the six month period ended 30th June, 2002, as disclosed in the interim results announcement on 7th August, 2002, a Rmb1,116 million gain was recognized for US GAAP purposes as the cumulative effect of a change in accounting principle upon the initial adoption of SFAS No. 142 "Goodwill and Other Intangible Assets". This amount represented the unamortized portion of the excess of net asset fair value over purchase price associated with the acquisition of Shandong Huaneng. Because the fair value of the fixed assets represented their recoverable rate base, the Company and its independent accountants determined, at interim, that such amount should be treated similar to negative goodwill for purposes of the transition provisions of SFAS No. 142, and written off as a cumulative effect adjustment.

At year end, upon further consideration of the appropriateness of recording this cumulative effect adjustment, the Company and its independent accountants have determined that such amount should continue to be classified as a purchase allocation adjustment offset to the fixed asset account, and amortised.


(g) Effect of acquisition of Shidongkou I Power Plant, Taicang Power Company and Changxing Power Plant

Under PRC GAAP, the excess of the total cost of the acquisition over the book value of Shidongkou I Power Plant and Taicang Power Company is recorded as an "equity investment difference". Such equity investment difference is amortized on a straight-line basis over 10 years. In addition, all the assets and liabilities of Changxing Power Plant acquired are recorded at their purchase price.

Under IFRS, the Company and its subsidiaries adopted the acquisition method to account for the acquisition of 70% equity interest in Shanghai Shidongkou I Power Plant, 70% equity interest in Taicang Power Company and all of the assets and liabilities of Changxing Power Plant in 2002. Under the acquisition method, the acquired results are included in the results of operations of the Company and its subsidiaries from the date of the acquisition. The difference between the purchase consideration and the fair value of the underlying net assets acquired is treated as goodwill and amortized on a systematic basis to income statement over the remaining weighted average useful life of the acquired depreciable or amortizable assets.

As the Company and its subsidiaries, Shanghai Shidongkou I Power Plant, Taicang Power Company, and Changxing Power Plant were under common control of Huaneng Group prior to the acquisition, under US GAAP, the acquisition is considered as a transfer of businesses under common control and the acquired assets and liabilities is accounted at historical cost in a manner similar to pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations resulted from the acquisition had been in existence since inception. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP purpose.


(h) Effect of acquisition of 30% additional equity interests in Shanghai Shidongkou I Power Plant, 5% additional equity interests in Taicang Power Company and 44.16% equity interests in Huaiyin Power Company

On 1st July, 2002, the Company acquired 44.16% equity interests of Huaiyin Power Company from Huaneng Group. In addition, the Company also acquired 30% equity interests of Shanghai Shidongkou I Power Plant and 5% equity interests of Taicang Power Company from Huaneng Group on 31st December, 2002.

Under PRC GAAP, the excess of the total cost of the acquisition over the book value of Taicang Power Company and Huaiyin Power Company is recorded as an "equity investment difference". Such equity investment difference is amortized on a straight-line basis over 10 years. As the Company has acquired all the equity interest in Shanghai Shidongkou I Power Plant, the assets and liabilities of Shidongkou I Power Plant are recorded at their fair values.

Under IFRS, upon the completion of the above acquisitions, the relevant equity interests of net assets of Shanghai Shidongkou I Power Plant, Taicang Power Company and Huaiyin Power Company are recorded at fair value. The excess of the total cost of the acquisition over the fair value of the relevant portion of net assets of power plant acquired over the total cost of the acquisition is recorded as goodwill. Such goodwill is amortized on a systematic basis to income statement over the remaining weighted average useful life of the acquired depreciable or amortizable assets. Under US GAAP, upon completion of the above acquisitions, Huaneng Group's proportionate share in the net assets of Shanghai Shidongkou I Power Plant, Taicang Power Company and Huaiyin Power Company being sold to the Company was recorded at the historical carrying value. The excess of the total cost of acquisition over the net assets acquired was recorded as reduction of capital contribution to the Company. Accordingly, the resulting impact of depreciation and amortization expenses impacts on income is also different.


(i)      Accounting treatment of financial liability

The Company enters into interest rate swap agreements with local banks to convert certain floating rate debts of the same principal amounts and for the same maturities to hedge against interest rate risk. As at 31st December, 2002, the notional amount of the outstanding interest rate swap agreement was approximately USD52 million. For the year ended 31st December, 2002, there was a gain amounted to approximately Rmb2.2 million arising from changes in the fair value of the interest rate swaps. Under PRC GAAP, such interest swap contracts are considered as off balance sheet items. Under IFRS and US GAAP, derivative instruments are recorded as either assets or liabilities in the balance sheet at fair value, which is determined based on market conditions at each balance sheet date. Changes in the fair value of derivatives are recorded each period in current earnings or recognized directly in equity through the statement of changes in shareholder's equity, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. Since the hedging relationship does not meet all of the conditions required for special hedge accounting as set out in IAS 39 and SFAS No. 133, such gain was credited to the income statement in current year.


(j)      Deferred Tax impact

This represents deferred tax effect on the above GAAP differences where applicable.

The 2002 annual report of the Company and its subsidiaries containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on The Stock Exchange of Hong Kong Limited's website in due course.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                            [LOGO GRAPHIC OMITTED]
                       HUANENG POWER INTERNATIONAL, INC.
           (a Sino-foreign joint stock limited company incorporated
                      in the People's Republic of China)

                    ANNOUNCEMENT FOR RESOLUTIONS PASSED AT
                   THE SECOND MEETING OF THE FOURTH SESSION
                         OF THE SUPERVISORY COMMITTEE

On 11th March 2003, the second meeting of the Fourth Session of the Supervisory Committee of Huaneng Power International, Inc. (the "Company") was convened at the Company's head office at 2C, Fuxingmennan Street, Xicheng District, Beijing. Seven Supervisors were eligible to attend the meeting. A total of seven Supervisors attended the meeting (either in person or by proxy). The convening of this meeting complied with the Companies Law of the People's Republic of China and the articles of association of the Company. Mr Wei Yunpeng, the Chairman of the Supervisory Committee, presided over the meeting. The following resolutions were considered and approved at the meeting:


1.   The working report from the Supervisory Committee for year 2002.

2.   The audited financial statements of the Company for year 2002.

3.   The profit distribution plan of the Company for year 2002.

4.   The Company's annual report for year 2002 and its extract.

5.   Rules and Procedures for the meeting of Company's Supervisory Committee.


The Supervisory Committee was of the view that:

1. In 2002, the operation of the Company was in strict compliance with the Companies Law of the People's Republic of China, the Company's articles of association and other relevant laws and regulations. In performing their duties, the Directors and the senior management of the Company have not contravened any relevant laws and regulations of the People's Republic of China and the Company's articles of association and have not done any act which has caused any damage to the interests of the Company.

2. The connected transactions of the Company were fair and reasonable and under no circumstance, such transactions were detrimental to the interests of the Company and its shareholders.


The above resolutions were considered and approved on 11th March 2003 in Beijing.


                                                           Supervisory Committee
                                                                              of
                                               Huaneng Power International, Inc.
                                                                Beijing, the PRC
                                                                 12th March 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                            [LOGO GRAPHIC OMITTED]
                       HUANENG POWER INTERNATIONAL, INC.
                  (a Sino-foreign joint stock limited company
                incorporated in the People's Republic of China)

                    ANNOUNCEMENT FOR RESOLUTIONS PASSED AT
                   THE SECOND MEETING OF THE FOURTH SESSION
                           OF THE BOARD OF DIRECTORS

On 12th March 2003, the Board of Directors ("the Board") of Huaneng Power International, Inc. (the "Company") convened the second meeting of the Fourth Session of the Board at the Company's head office at 2C, Fuxingmennan Street, Xicheng District, Beijing. Twelve Directors were eligible to attend the meeting. The attendants of the meeting included twelve Directors (either in person or by proxy), the Secretary of the Board, the Supervisors and other senior management of the Company. The convening of this meeting has complied with the Companies Law of the People's Republic of China and the articles of association of the Company. Mr Li Xiaopeng, Chairman of the Company, presided over the meeting. The following resolutions were considered and approved at the meeting:-


1. The working report from the Board of Directors of the Company for year 2002.

2.   The working report from the President of the Company for year 2002.

3.   The audited financial statements of the Company for year 2002.

4.   The profit distribution plan of the Company for year 2002.

     Having been audited by PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. and PricewaterhouseCoopers, the Company's net profit under the PRC GAAP, International Financial Reporting Standards and US GAAP were Rmb4,082,350,589, Rmb3,921,003,301 and Rmb3,895,191,644 respectively. 10%
     and 7.5% of the net profit for year 2002 of the Company under the PRC GAAP (Rmb4,082,350,589) should be appropriated to the statutory surplus reserve fund and the statutory public welfare fund respectively, amounting to a total of Rmb714,411,353. No appropriation will be made to discretionary surplus reserve fund. According to the articles of association of the Company, dividends for distribution by the Company will be based on the lowest of the amounts determined in accordance with the aforesaid standards. The amount of the profit attributable to shareholders was RMB3,180,780,291. The distribution of profit for year 2002 by the Company should be based on the total issued share capital of 6,000,273,960 shares of the Company, and the Company would make a distribution of cash dividends to all shareholders on the basis of Rmb3.40 (including tax) for each 10 shares of the Company. It is estimated that the total amount of dividends to paid would be Rmb2,040,093,146.40. The remaining Rmb1,140,687,145 would be reserved for future distribution and the Company would not capitalize the statutory surplus reserve fund for this year.

5.   The Company's 2002 annual report and its extract.

6.   The proposal regarding the re-appointment of the Company's auditors.

     It was resolved to appoint PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd as the PRC auditors of the Company and PricewaterhouseCoopers as the Company's international auditors for 2003 with a total remuneration of US$1.25 million.

7. The proposal regarding the amendments to the articles of association of the Company.

8.   The Rules and Procedures for Shareholders' meeting.

9.   The proposal regarding the remuneration of independent directors

     (1) During the term of service, the Company shall pay to each independent director an annual allowance of Rmb40,000 (tax exclusive) by two instalments.

     (2) The Company shall reimburse to the independent directors all their expenses (including travelling expenses and administrative expenses) reasonably incurred by them for the purpose of attending the meetings of board of directors and shareholders meetings and performing their duties as required by the relevant laws and under the Company's articles of association.

     (3) Save and except for the above, the Company shall not provide any other benefits to the independent directors.

10. The proposal regarding the convening of the annual general meeting of year 2002.


The above resolutions were considered and approved by the board of directors of the Company on 12th March, 2003 in Beijing.


                                                           By Order of the Board
                                                                     Li Xiaopeng
                                                                        Chairman
                                                                Beijing, the PRC
                                                                 12th March 2003

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                                 HUANENG POWER INTERNATIONAL, INC.

                                 By  /s/ Wang Xiaosong
                                     ----------------------


                                 Name:    Wang Xiaosong
                                 Title:   Vice Chairman


Date:     March 12, 2003